UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Actua Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005094107

(CUSIP Number of Class of Securities)

Suzanne L. Niemeyer, Esq.

Managing Director, General Counsel and Secretary

555 E. Lancaster Avenue, Suite 640

Radnor, Pennsylvania 19087

(610) 727-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Henry N. Nassau, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$80,000,000	$9,272.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $80,000,000 in aggregate of up to 6,666,667 shares of common stock, $0.001 par value, at the minimum tender offer price of $12.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2017, equals $115.90 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Actua Corporation, a Delaware corporation (“Actua” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, par value $0.001 per share (the “Shares”), having an aggregate purchase price of up to $80,000,000, at a purchase price not greater than $14.00 nor less than $12.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is Actua Corporation, a Delaware corporation. The address of the Company’s principal executive offices is 555 E. Lancaster Avenue, Suite 640, Radnor, Pennsylvania 19087. The Company’s telephone number is (610) 727-6900.

(b) This Schedule TO relates to the Shares of Actua. As of November 1, 2016, there were 39,477,526 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Actua is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, “Introduction,” in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”) and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i)-(vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a)-(b) Not applicable.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 14 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 7, 2016.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery, dated November 7, 2016.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 7, 2016.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 7, 2016.

(a)(5)(A)	Press Release issued by Actua Corporation on November 3, 2016, setting forth its financial information for the three-month period ended September 30, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed November 3, 2016).

(a)(5)(B)	Press Release issued by Actua Corporation on November 3, 2016, announcing its expected launch of the Offer (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed November 3, 2016).

(a)(5)(C)	Excerpt from Communication from Chief Executive Officer of Actua to Actua Stakeholders (incorporated by reference to Exhibit 99.1 of the Company’s Schedule TO-C, filed November 3, 2016).

(a)(5)(D)	Excerpt from Actua Stockholder Presentation (incorporated by reference to Exhibit 99.2 of the Company’s Schedule TO-C, filed November 3, 2016).

(a)(5)(E)	Excerpt from Transcript of Actua’s Earnings Call for the Quarter Ended September 30, 2016 (incorporated by reference to Exhibit 99.3 of the Company’s Schedule TO-C, filed November 3, 2016).

(d)(1)	Actua Corporation Third Amended and Restated Non-Management Director Compensation Plan, dated as of June 17, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed August 5, 2016).

(d)(2)	Actua 2016 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 4, 2016).

(d)(3)	Form of 2016 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 4, 2016).

(d)(4)	Sixth Amended and Restated 2005 Omnibus Equity Compensation Plan of the Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed September 2, 2014).

(d)(5)	Amended and Restated Director Deferred Stock Unit Program (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(6)	Actua 2014 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(7)	Form of 2014 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(8)	Actua 2015 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 3, 2015).

(d)(9)	Form of 2015 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 3, 2015).

(d)(10)	Form of Company Restricted Share Agreement Without Performance Acceleration (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(11)	Form of Company Annual Director Restricted Share Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(12)	Form of Triennial Director Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(13)	Form of Triennial Director Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(14)	Form of Company Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(15)	Form of Company Stock Appreciation Right Certificate (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(16)	Form of Company Non-Employee Director Stock Appreciation Right Certificate (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(17)	Employment Agreement, dated February 28, 2007, by and among Internet Capital Group Operations, Inc., the Company and Walter W. Buckley, III (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 5, 2007).

(d)(18)	Amendment 2008-1 to the Employment Agreement, dated as of December 18, 2008, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed December 18, 2008).

(d)(19)	Amendment 2010-1 to the Employment Agreement, dated as of June 18, 2010, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed June 24, 2010).

(d)(20)	Amendment 2014-1 to the Employment Agreement, dated as of February 28, 2014, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(21)	Restricted Share Agreement dated as of October 4, 2011 by and among the Company, Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed November 8, 2011).

(d)(22)	Letter Agreement, dated December 16, 2014, by and between the Company and R. Kirk Morgan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed December 18, 2014).

(d)(23)	Employment Agreement, dated April 18, 2007, by and between the Company and Douglas A. Alexander (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed April 18, 2007).

(d)(24)	Amendment 2008-1 to the Employment Agreement, dated as of December 18, 2008, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed December 18, 2008).

(d)(25)	Amendment 2010-1 to the Employment Agreement, dated as of June 18, 2010, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed June 24, 2010).

(d)(26)	Amendment 2014-1 to the Employment Agreement, dated as of February 28, 2014, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(27)	Restricted Share Agreement dated as of October 4, 2011 by and among the Company, Internet Capital Group Operations, Inc. and Douglas Alexander (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed November 8, 2011).

(d)(28)	Form of Executive Restricted Share Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(29)	Form of Employee Restricted Share Agreement (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q, filed May 8, 2014).

(d)(30)	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed July 28, 2005).

(d)(31)	Form of Agreement of Limited Partnership for the Company’s Carried Interest Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current report on Form 8-K, filed December 13, 2007).

(d)(32)	Form of Limited Partnership Interest Grant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed December 13, 2007).

(d)(33)	Company Compensation Clawback Policy (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(34)	Second Restated Certificate of Incorporation of Actua Corporation (incorporated by reference to Exhibit 2.1 of the Company’s Quarterly Report on Form 10-Q, filed November 10, 2014).

(d)(35)	Actua Corporation Third Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed September 3, 2014).

(d)(36)	Form of Certificate for Actua Corporation Common Stock (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTUA CORPORATION

By:	/s/ Suzanne L. Niemeyer
Name: Suzanne L. Niemeyer
Title: Managing Director, General
Counsel and Secretary

Date: November 7, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 7, 2016.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery, dated November 7, 2016.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 7, 2016.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 7, 2016.

(a)(5)(A)	Press Release issued by Actua Corporation on November 3, 2016, setting forth its financial information for the three-month period ended September 30, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed November 3, 2016).

(a)(5)(B)	Press Release issued by Actua Corporation on November 3, 2016, announcing its expected launch of the Offer (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed November 3, 2016).

(a)(5)(C)	Excerpt from Communication from Chief Executive Officer of Actua to Actua Stakeholders (incorporated by reference to Exhibit 99.1 of the Company’s Schedule TO-C, filed November 3, 2016).

(a)(5)(D)	Excerpt from Actua Stockholder Presentation (incorporated by reference to Exhibit 99.2 of the Company’s Schedule TO-C, filed November 3, 2016).

(a)(5)(E)	Excerpt from Transcript of Actua’s Earnings Call for the Quarter Ended September 30, 2016 (incorporated by reference to Exhibit 99.3 of the Company’s Schedule TO-C, filed November 3, 2016).

(d)(1)	Actua Corporation Third Amended and Restated Non-Management Director Compensation Plan, dated as of June 17, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed August 5, 2016).

(d)(2)	Actua 2016 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 4, 2016).

(d)(3)	Form of 2016 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 4, 2016).

(d)(4)	Sixth Amended and Restated 2005 Omnibus Equity Compensation Plan of the Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed September 2, 2014).

(d)(5)	Amended and Restated Director Deferred Stock Unit Program (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(6)	Actua 2014 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(7)	Form of 2014 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(8)	Actua 2015 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 3, 2015).

(d)(9)	Form of 2015 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 3, 2015).

(d)(10)	Form of Company Restricted Share Agreement Without Performance Acceleration (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(11)	Form of Company Annual Director Restricted Share Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(12)	Form of Triennial Director Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(13)	Form of Triennial Director Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(14)	Form of Company Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(15)	Form of Company Stock Appreciation Right Certificate (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(16)	Form of Company Non-Employee Director Stock Appreciation Right Certificate (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(17)	Employment Agreement, dated February 28, 2007, by and among Internet Capital Group Operations, Inc., the Company and Walter W. Buckley, III (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 5, 2007).

(d)(18)	Amendment 2008-1 to the Employment Agreement, dated as of December 18, 2008, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed December 18, 2008).

(d)(19)	Amendment 2010-1 to the Employment Agreement, dated as of June 18, 2010, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed June 24, 2010).

(d)(20)	Amendment 2014-1 to the Employment Agreement, dated as of February 28, 2014, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(21)	Restricted Share Agreement dated as of October 4, 2011 by and among the Company, Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed November 8, 2011).

(d)(22)	Letter Agreement, dated December 16, 2014, by and between the Company and R. Kirk Morgan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed December 18, 2014).

(d)(23)	Employment Agreement, dated April 18, 2007, by and between the Company and Douglas A. Alexander (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed April 18, 2007).

(d)(24)	Amendment 2008-1 to the Employment Agreement, dated as of December 18, 2008, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed December 18, 2008).

(d)(25)	Amendment 2010-1 to the Employment Agreement, dated as of June 18, 2010, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed June 24, 2010).

(d)(26)	Amendment 2014-1 to the Employment Agreement, dated as of February 28, 2014, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(27)	Restricted Share Agreement dated as of October 4, 2011 by and among the Company, Internet Capital Group Operations, Inc. and Douglas Alexander (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed November 8, 2011).

(d)(28)	Form of Executive Restricted Share Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(29)	Form of Employee Restricted Share Agreement (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q, filed May 8, 2014).

(d)(30)	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed July 28, 2005).

(d)(31)	Form of Agreement of Limited Partnership for the Company’s Carried Interest Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current report on Form 8-K, filed December 13, 2007).

(d)(32)	Form of Limited Partnership Interest Grant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed December 13, 2007).

(d)(33)	Company Compensation Clawback Policy (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(34)	Second Restated Certificate of Incorporation of Actua Corporation (incorporated by reference to Exhibit 2.1 of the Company’s Quarterly Report on Form 10-Q, filed November 10, 2014).

(d)(35)	Actua Corporation Third Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed September 3, 2014).

(d)(36)	Form of Certificate for Actua Corporation Common Stock (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).